                                                                    EXHIBIT 99.4

               UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
                                   OPERATIONS

         The following unaudited pro forma condensed combined statement of operations has been prepared to give effect to the acquisition by NICE of certain assets and liabilities of Dictaphone's Communications Recording Systems
("CRS") business under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

         A pro forma condensed balance sheet as of June 30, 2005, is not presented since the transaction is already reflected in the consolidated balance sheet of NICE as of June 30, 2005.

         The following unaudited pro forma condensed combined statement of operations combines the historical statements of operations of NICE and CRS. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004, gives effect to the acquisition as if it had occurred on January 1, 2004 and combines the historical audited statement of operations of NICE for such year and the audited statement of operations of CRS for the year ended December 31, 2004. The unaudited pro forma condensed combined statement of operations for the six-month period ended June 30, 2005, gives effect to the acquisition as if it had occurred on January 1, 2005 and combines the historical unaudited statement of operations of NICE for such period and the unaudited statement of operations of CRS for the five-month period ended May 31,
2005 (The results of CRS's operations have been included in the consolidated financial statements of NICE since the acquisition date - June 1, 2005).
Integration costs are not included in the accompanying unaudited pro forma condensed combined statement of operations.

         This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of NICE, for the year ended December 31, 2004, as presented in our
Annual Report on Form 20-F, which is incorporated by reference herein and the historical financial statements of CRS included elsewhere herein.

         Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred at the beginning of the periods presented, nor is it indicative of future results of operations. This unaudited pro forma condensed combined statement of operations is based upon the respective historical financial statements of NICE and CRS and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that NICE believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined statements of operations.



UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                               SIX MONTHS         FIVE MONTHS                                     SIX MONTHS
                                             ENDED JUNE 30,      ENDED MAY 31,                                  ENDED JUNE 30,
                                                  2005               2005                                            2005
                                           ------------------ -------------------                             ------------------
                                                                                     PRO FORMA                    PRO FORMA
                                                  NICE                CRS            ADJUSTMENTS      NOTE         COMBINED
                                           ------------------ ------------------- ----------------- --------- ------------------

 Revenues                                   $     138,352      $      22,528       $        -          (a)     $     160,880
 Cost of revenues                                  61,137             13,093              698          (b)            74,928
                                           ------------------ ------------------- -----------------           ------------------
 Gross profit (loss)                               77,215              9,435             (698)                        85,952
                                           ------------------ ------------------- -----------------           ------------------

 Operating expenses:
    Research and development, net                  13,756              2,173                -                         15,929
    Selling, general and administrative            51,220              8,646                -                         59,866
    Amortization of acquired intangible
      assets                                          244              1,818              551          (c)             2,613
                                           ------------------ ------------------- -----------------           ------------------

 Total operating expenses                          65,220             12,637              551                         78,408
 -----
                                           ------------------ ------------------- -----------------           ------------------

 Operating income (loss)                           11,995             (3,202)          (1,249)                         7,544
 Financial income (expenses), net                   2,297                  -             (519)         (d)             1,778
                                           ------------------ ------------------- -----------------           ------------------

 Income (loss) before taxes on income              14,292             (3,202)          (1,768)                         9,322
 Taxes on income                                    1,715                 55             (223)         (e)             1,547
                                           ------------------ ------------------- -----------------           ------------------

 Net income (loss)                          $      12,577      $      (3,257)      $   (1,545)                 $       7,775
                                           ================== =================== =================           ==================

 Net earnings per share:

 Basic                                      $        0.68                                                      $        0.42
                                           ==================                                                 ==================

 Diluted                                    $        0.63                                                      $        0.39
                                           ==================                                                 ==================




UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                               YEAR ENDED        YEAR ENDED
                                              DECEMBER 31,      DECEMBER 31,                                   YEAR ENDED
                                                  2004              2004                                    DECEMBER 31, 2004
                                            -----------------  ---------------                             -------------------

                                                                                     PRO FORMA                  PRO FORMA
                                                  NICE               CRS             ADJUSTMENTS   NOTE          COMBINED
                                            -----------------  ---------------   --------------- --------- -------------------

 Revenues                                    $     252,643      $      65,187     $      (1,000)    (a)     $       316,830
 Cost of revenues                                  114,308             36,883             1,675     (b)             152,866
                                            -----------------  ---------------   ---------------           -------------------
 Gross profit (loss)                               138,335             28,304            (2,675)                    163,964
                                            -----------------  ---------------   ---------------           -------------------

 Operating expenses:
    Research and development, net                   24,866              3,512                 -                      28,378
    Selling, general and administrative             93,123             27,606                 -                     120,729
    Amortization of acquired intangible
      assets                                           318              3,837             1,322     (c)               5,477
    Impairment of intangible assets                      -             15,250                 -                      15,250
                                            -----------------  ---------------   ---------------           -------------------

 Total operating expenses                          118,307             50,205             1,322                     169,834
 -----
                                            -----------------  ---------------   ---------------           -------------------

 Operating income (loss)                            20,028            (21,901)           (3,997)                     (5,870)
 Financial income (expenses), net                    3,556                  -            (1,168)    (d)               2,388
 Other income, net                                      54                  -                 -                          54
                                            -----------------  ---------------   ---------------           -------------------

 Income (loss) before taxes on income               23,638            (21,901)           (5,165)                     (3,428)
 Taxes on income                                     2,319                196              (521)    (e)               1,994
                                            -----------------  ---------------   ---------------           -------------------

 Net income (loss) from continuing
   operations                                       21,319            (22,097)           (4,644)                     (5,422)
 Net income from discontinued operation              3,236                  -                 -                       3,236
                                            -----------------  ---------------   ---------------           -------------------

 Net income (loss)                           $      24,555      $     (22,097)    $      (4,644)            $        (2,186)
                                            =================  ===============   ===============           ===================

 Net earnings (loss) per share:
 Basic:
 Continuing operations                       $        1.22                                                  $         (0.31)
 Discontinued operation                               0.18                                                             0.18
                                            -----------------                                              -------------------

 Net earnings                                $        1.40                                                  $         (0.13)
                                            =================                                              ===================

 Diluted:
 Continuing operations                       $        1.14                                                  $         (0.31)
 Discontinued operation                               0.17                                                             0.18
                                            -----------------                                              -------------------

 Net earnings                                $        1.31                                                  $         (0.13)
                                            =================                                              ===================



NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1- GENERAL - BASIS OF PROFORMA PRESENTATION:-

On June 1, 2005, the Company consummated an agreement to acquire the assets and assume certain liabilities of Dictaphone's Communications Recording Systems
("CRS") business for $ 40,000 (including acquisition costs). Dictaphone's CRS business is a provider of liability and quality management systems for first responders, critical facilities, contact centers and financial trading floors.

The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of CRS. The results of the CRS's operations have been included in the consolidated financial statements since
June 1, 2005 ("the closing date").

With the acquisition of CRS, the Company significantly expanded its customer base, presence in the U.S and Europe, and its network of distributors and partners. Additionally, the Company broadened its product offerings and global professional services team.

The following table summarizes the fair values of the assets acquired and liabilities assumed:

   Trade receivables                                   $       9,087
   Other receivables and prepaid expenses                        216
   Inventories                                                 7,687
   Property and equipment                                        265
   Trademarks                                                    400
   Core technology                                             4,900
   Distribution network                                       10,100
   Goodwill                                                   25,623
                                                    -----------------

   Total assets acquired                                      58,278
                                                    -----------------

   Trade payables                                               (571)
   Accrued expenses and other liabilities                    (17,707)
                                                    -----------------

   Total liabilities assumed                                 (18,278)
                                                    -----------------

   Net assets acquired                                 $      40,000
                                                    =================

Trademarks, core technology and distribution network in the amount of $ 15,400 are amortized using the straight-line method at an annual weighted average rate of 19.5%.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2 - PRO FORMA ADJUSTMENTS:-

The pro forma condensed combined statement of operations for the year ended
December 31, 2004 and the six-month period ended June 30, 2005 includes the adjustments necessary to give effect to the acquisition as if it had occurred on
January 1, 2004 and January 1, 2005, respectively. Adjustments included in the pro forma condensed combined statement of operations are summarized as follows:

     (a)  To eliminate $ 1,000 of revenues from NICE in respect of litigation settlement.

     (b)  To record amortization of core technology acquired in the acquisition for the six-month period ended June 30, 2005 and for the year ended
          December 31, 2004.

     (c)  To record amortization of trademarks and distribution network acquired in the acquisition for the six-month period ended June 30, 2005 and for the year ended December 31, 2004.

     (d)  To reduce interest income as if the cash paid for the acquisition and acquisition costs, totaling $ 40,000, was paid on January 1, 2005 and
          2004, using an interest rate of 3.2% and 3.0%, respectively.

     (e)  Tax effect of b, c and d.